Exhibit 99.1

1500 Robert-Bourassa Blvd., 7th Floor
October 13, 2016	Montreal QC, H3A 3S8
www.computershare.com

To: NASDAQ

Subject: DHX Media Ltd.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	November 10, 2016
Record Date for Voting (if applicable) :	November 10, 2016
Beneficial Ownership Determination Date :	November 10, 2016
Meeting Date :	December 15, 2016
Meeting Location (if available) :	Toronto, Ontario
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON VOTING SHARES	252406707	CA2524067071
VARIABLE VOTING SHARES	252406608	CA2524066081

Sincerely,

Computershare
Agent for DHX Media Ltd.